UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32357 / November 10, 2016

_____

In the Matter of	:
	:
State Farm Associates' Funds Trust	:
State Farm Mutual Fund Trust	:
State Farm Variable Product Trust	:
State Farm Investment Management Corp.	:
State Farm VP Management Corp.	:
	:
One State Farm Plaza	:
Bloomington, Illinois 61710-0001	:
(812-14558)	:
	:

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ORDER DENYING A REQUEST FOR A HEARING AND GRANTING AN EXEMPTION
UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF 1940 FROM
SECTIONS 12(d)(1)(A), (B) AND (C) OF THE ACT, AND UNDER SECTIONS 6(c) AND
17(b) OF THE ACT FROM SECTIONS 17(a)(1) and (2) OF THE ACT

State Farm Associates' Funds Trust, State Farm Mutual Fund Trust, State Farm Variable
Product Trust, State Farm Investment Management Corp., and State Farm VP Management
Corp. filed an application on October 2, 2015, and an amendment to that application on
January 5, 2016, requesting an order under section 12(d)(1)(J) of the Investment Company Act
of 1940 (the "Act") granting an exemption from sections 12(d)(1)(A), (B) and (C) of the Act,
and under sections 6(c) and 17(b) of the Act granting an exemption from sections 17(a)(1) and
(2) of the Act. The order would permit certain registered open-end investment companies to
acquire shares of certain registered open-end investment companies, registered closed-end
investment companies, and registered unit investment trusts that are within and outside the
same group of investment companies as the acquiring investment companies.

On February 8, 2016, a notice of the filing of the application was issued (Investment Company
Act Release No. 31988). The notice gave interested persons an opportunity to request a
hearing and stated that an order granting the application would be issued unless hearing was
ordered.

On March 7, 2016, a private individual ("Requestor") submitted materials referencing the
application and other materials concerning, among other things, his litigation against State
Farm Mutual Automobile Insurance Company. The Requestor's submission did not
specifically request a hearing on the application or state any issues concerning the application
on which a hearing may be held.

Even if the Requestor's submission were viewed as a request for a hearing on the application, however, the Commission finds that the submission has not identified any issues relating to the application that warrant a hearing. The Commission also does not deem it necessary to make a formal determination with respect to the status of the Requestor as an interested person with respect to the application, inasmuch as the Commission has determined that the Requestor's submission does not demonstrate that a hearing on the application is necessary or appropriate in the public interest or for the protection of investors.

The matter has been considered and it is found, on the basis of the information set forth in the application, that granting the requested exemptions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions are reasonable and fair and do not involve overreaching, and the proposed transactions are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.

Accordingly,

IT IS ORDERED, that the request for a hearing is denied.

IT IS FURTHER ORDERED, that the exemptions under section 12(d)(1)(J) of the Act from sections 12(d)(1) (A), (B), and (C) of the Act, and under sections 6(c) and 17(b) of the Act from sections 17(a)(1) and (2) of the Act requested by State Farm Associates' Funds Trust, et al. (File No. 812-14558), are granted, effective immediately, subject to the conditions contained in the application, as amended.

By the Commission.

Brent J. Fields
Secretary

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